  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	February 22, 2021

Eldorado Gold Announces Maiden Inferred Mineral Resource of 803,000 Ounces at 9.5 g/t Gold at the Ormaque Deposit in Quebec

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or the “Company”) is pleased to announce a maiden resource estimate for the recently-discovered Ormaque deposit near its Lamaque operations (Figure 1) in Quebec. Inferred Mineral Resources total 2,620,000 tonnes at a grade of 9.53 grams per tonne gold, for 803,000 ounces of contained gold.

“This early exploration success at Ormaque highlights the outstanding growth potential at Lamaque,” said George Burns, President and CEO.  “The short time frame from initial discovery to maiden inferred resource is a testament to the drive of our team and the strong exploration potential within our land package in the Abitibi Greenstone Belt.  The strike continuity, vein orientation and dimensions of the Ormaque deposit exhibit important similarities to parts of the nearby historically mined Sigma deposit and Mine #2.  It is ideally positioned along the ore haulage decline now under construction connecting the Lamaque-Triangle Mine with the Sigma Mill.  Our focus in 2021 is on in-fill and expansion drilling as the deposit remains open in multiple directions. We are encouraged by these positive results and look forward to further work to determine the ultimate scale of this exciting early stage project.

“Taken together with our recently-announced friendly transaction to acquire QMX, Eldorado is well-positioned in Quebec to create additional value for our stakeholders.”

Ormaque Deposit Geology and Inferred Mineral Resource

The Ormaque deposit is located approximately midway between the Lamaque-Triangle Mine and the Sigma Processing Facility. It is immediately adjacent to the ore haulage decline currently under construction linking the two, with the upper part of the deposit at the same elevation as the decline (Figure 2). At current development rates the decline will reach a position adjacent to the Ormaque deposit in Q3 of 2021.

High grade gold at Ormaque occurs within subhorizontal to gently south-dipping lenses consisting of quartz+carbonate+tourmaline extension veins and vein arrays and tourmaline-altered wallrock, similar in style to those historically mined in parts of the nearby Sigma Deposit (historical production of 4.5M ounces gold) and Mine #2 Deposit (over 237,000 ounces gold produced between 1950 and 1955). The extension veins are concentrated along an east-west corridor defined by a series of steeply north-dipping brittle-ductile shear zones. Nearly all of the deposit outlined to date occurs within an irregular diorite intrusion known locally as the “C-Porphyry”, which is also the dominant host rock at Sigma and Mine #2.

Inferred Mineral Resources are based on results of 37 diamond drillholes totalling 22,602 meters, most of which were completed since May 2018. This drilling has outlined a volume of mineralization measuring approximately 550 metres east-west, 300 metres north-south, and extending from 150 to 600 metres depth from surface. The geological model of the mineralized lenses was generated by 1) converting individual assays to composites of drill core intervals averaging > 0.5 g/t Au and a minimum length of 0.5m; 2) creating form interpolants using vein orientations of the dominant mineralized vein sets measured from oriented drill core; and 3) employing the form interpolants to correlate composites between drillholes. This process generated 23 gently-dipping mineralized lenses, with individual lenses measuring up to 15 metres thick and up to 400 metres in lateral extent (Figure 3). Individual lenses were then trimmed to exclude volumes more than 50 metres from drillhole intercepts.

A grade estimation block model was generated using ordinary kriging of drillhole assays composited into 1m lengths and capped at 70 g/t Au to limit the influence of high-grade outliers. A 3.5 g/t cut-off grade was applied to incorporate areas of mineralization with reasonable prospects of eventual economic extraction. The cut-off grade was derived from actual cost and metallurgical performance of the Triangle deposit and includes the following forward-looking assumptions:

●
Gold price = $US 1800/oz

●
$CAD / $US exchange rate = 1.3

●
Minimum mining height = 3 metres

●
Mining recovery = 95%

●
Mining dilution = 20% with no contained gold value

●
Metallurgical recovery = 96%

Mineralized domains were edited to excluded volumes that did not meet or exceed a diluted cut-off grade of 3.5 g/t Au over the minimum mining height of 3 metres. Isolated cells above cut-off were also discarded.

The resulting inferred resource totals 2,620,000 tonnes at a grade of 9.53 g/t Au, for 803,000 contained ounces of gold. Over 60% of the resource is in the upper part of the deposit within 400 metres of surface.

Exploration Outlook

Most of the mineralized lenses are open laterally in one or more directions, and the deposit itself is open to the east, west, and at depth. Drilling for the first half of 2021 will include infill holes within several of the upper lenses to confirm continuity of grade and thickness of the inferred resource, step-out holes targeting open extensions to these lenses, and wider step-out holes testing for longer extensions and new lenses in areas adjacent to the deposit. Some of the more prospective targets for the latter include 1) the untested area below the Fortune Zone immediately east of Ormaque, where shallow drillholes have intersected similar vein styles to those found at Ormaque, and 2) gaps in previous drilling between the Ormaque deposit and the Parallel deposit to the west (Figure 4).

Lamaque Operations Background and Regional Strategy

The Lamaque Operations is home to a number of large prolific gold mines, including the historic Sigma and Lamaque mines that together produced almost 10 million ounces of gold. Today, it hosts Proven and Probable gold reserves of over 1 million ounces, Measured and Indicated Mineral Resources of 1.8 million ounces of gold, and Inferred Mineral Resources of 2.8 million ounces of gold at the Triangle, Plug #4, Parallel, and Ormaque deposits.

Our strategy in the region is designed to add a pipeline of organic opportunities within and proximal to the Lamaque-Triangle Mine, which can be exploited by leveraging existing infrastructure and Eldorado’s strong operational, exploration and stakeholder expertise. We aim to achieve this by increasing our footprint in the Abitibi Greenstone Belt and through providing additional ore sources to optimize the Sigma Mill, which has a permitted capacity of 5,000 tonnes per day, far exceeding current usage of 2,200 tonnes per day.

Figure 1: Location map showing Lamaque Operations.

Tailings Management Facility
City of Val-d'Or
Sigma Historic Mine
Sigma Processing Facility
Highway 117
Mine #2
(Historic Production)
Lamaque Historic Mine
Ormaque
Parallel
Deposit
Ore haulage decline
(in construction)
Plug # 4
Deposit
Lamaque-Triangle Mine
Mine
Portal
Triangle deposit
N
Kilometers
0
0.5
1

Figure 2: Geological map showing the surface projection of the Ormaque deposit and traces of drillholes incorporated in the new resource.

ORMAQUE DEPOSIT
PLUG #5 ZONE
FORTUNE ZONE
ORE HAULAGE DECLINE (IN CONSTRUCTION)
CROSS SECTION 295675E
Drill Holes Included in Resource
Drill Holes Outside of Resource
Ductile-Brittle Shear Zone
Plug 5 Gabbro
Triangle-Type Diorite
C-Porphyry Diorite
Val d'Or Fm Andesite
N
0
200
Meters

Figure 3: Cross section 295675E through the center of the Ormaque deposit showing the geometry of mineralized lenses used in resource estimation, localization within a corridor defined by steeply north-dipping shear zones and intrusive contact.

S
N
E-267
Ore Haulage Decline
Mineralized
Lenses
Porphyritic Diorite
("C Porphyry")
Andesite
Shear
Zones
0
150m
300m

Figure 4: East-West longitudinal section through the Ormaque deposit looking north showing extent of mineralized lenses and areas untested by previous drilling along strike and at depth. Section represents a 70° north-dipping slice 300m wide through the center of the deposit

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Jeff Wilhoit, Interim Head of Investor Relations
604 376 1548 or 1 888 353 8166 jeff.wilhoit@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604 616 2296 or 1 888 363 8166 louise.burgess@eldoradogold.com

Qualified Persons

Mr. Sean McKinley P.Geo., Eldorado Senior Geologist Resource Development and Mr. Jacques Simoneau, P.Geo., Eldorado Exploration Manager Eastern Canada are the qualified persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") for this press release. Mr Simoneau is responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release related to geological data collection and interpretation and QA/QC procedures. Mr McKinley is responsible for, and has approved, the scientific and technical disclosure contained in this press release related to resource modelling. Eldorado operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results are based on half-core samples of diamond drill core. Ormaque drill core samples were prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec. All Au assays are based on fire assay analysis of a 30gm charge followed by an atomic absorption finish.  Samples with Au grades above 5.0 g/t were re-assayed and completed with a gravimetric finish.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects",  "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: 2021 plans for drilling at the Ormaque Deposit and prospective targets; development rates at the new decline at the Triangle Mine, forward looking assumptions used relating to the resources estimates; our ability to increase landholdings in the Abitibi Greenstone Belt; our expectations regarding establishment of resources through our continued exploration programs, the timing and quantity of annual gold production; our strategy with respect to non-core assets; mineral reserves and resources, our guidance and outlook, including expected production and recoveries of gold, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, including timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: the completion and results of our exploration programs,; mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.  In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others: global outbreaks of infectious diseases, including COVID-19; timing and cost of construction and exploration, geopolitical and economic climate (global and local), risks related to the updating of our resource and reserve models and life of mine plans; mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market, recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending  litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's  most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.